SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 8)

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Name of Issuer)

AMERICAN BEVERAGE COMPANY-AMBEV
(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 100 Common Shares, without par value, evidenced by American Depositary Receipts
(Title of Class or securities)

20441W104
(CUSIP Number)

Mr. Roberto Moses Thompson Motta
BRC S.à.r.l.
73 Côte d’Eich
 L-1450, Luxembourg
352 40 45 46
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

November 9, 2005
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
(Continued on following pages)

CUSIP No. 20441W104
1	Names of Reporting Persons BRC S.à.R.L. IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,239,706 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 88.4%[1]
14	Type of Reporting Person (See Instructions) HC
1 Includes (i) 25,150,927,533 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA (formerly Interbrew S.A.) (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest; and (ii) the 5,349,312,173 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which is party to the AmBev Shareholders Agreement (described below) with Interbrew International B.V. (“IIBV”) and Ambrew S.A. (“Ambrew”) (successors to InBev Holding Brasil S.A. (“InBev Brasil”) and Empresa de Administração e Participação - ECAP (“ECAP”) pursuant to the Instrument of Accession as described below).
BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Jorge Paulo Lemann IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 12
	8	Shared Voting Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 12
	10	Shared Dispositive Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,239,718 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 88.4%[1]
14	Type of Reporting Person (See Instructions) IN
1 Includes (i) 25,150,927,533 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA (formerly Interbrew S.A.) (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest; and (ii) the 5,349,312,173 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which is party to the AmBev Shareholders Agreement (described below) with Interbrew International B.V. (“IIBV”) and Ambrew S.A. (“Ambrew”) (successors to InBev Holding Brasil S.A. (“InBev Brasil”) and Empresa de Administração e Participação - ECAP (“ECAP”) pursuant to the Instrument of Accession as described below).
 BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 52.9% of the outstanding capital stock of InBev. In addition, Mr. Lemann is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Telles and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below. Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Carlos Alberto da Veiga Sicupira IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 6
	8	Shared Voting Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 6
	10	Shared Dispositive Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,239,712 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 88.4%[1]
14	Type of Reporting Person (See Instructions) IN
1 Includes (i) 25,150,927,533 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA (formerly Interbrew S.A.) (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest; and (ii) the 5,349,312,173 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which is party to the AmBev Shareholders Agreement (described below) with Interbrew International B.V. (“IIBV”) and Ambrew S.A. (“Ambrew”) (successors to InBev Holding Brasil S.A. (“InBev Brasil”) and Empresa de Administração e Participação - ECAP (“ECAP”) pursuant to the Instrument of Accession as described below).
 BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 52.9% of the outstanding capital stock of InBev. In addition, Mr. Lemann is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Telles and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below. Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Marcel Herrmann Telles IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 42,609,006
	8	Shared Voting Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 42,609,006
	10	Shared Dispositive Power 30,500,239,706 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,542,848,712 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 88.4%[1]
14	Type of Reporting Person (See Instructions) IN
1 Includes (i) 25,150,927,533 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA (formerly Interbrew S.A.) (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest; and (ii) the 5,349,312,173 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which is party to the AmBev Shareholders Agreement (described below) with Interbrew International B.V. (“IIBV”) and Ambrew S.A. (“Ambrew”) (successors to InBev Holding Brasil S.A. (“InBev Brasil”) and Empresa de Administração e Participação - ECAP (“ECAP”) pursuant to the Instrument of Accession as described below).
 BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 52.9% of the outstanding capital stock of InBev.  In addition, Mr. Lemann is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Telles and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below. Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D originally filed on September 1, 2004, on behalf of (i) BRC S.à.R.L. (formerly BRC S.A.), a company (société a responsabilité limité) incorporated under the laws of Luxembourg (“BRC”), (ii) Jorge Paulo Lemann, a Brazilian citizen (“Mr. Lemann”), (iii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”), and (iv) Marcel Hermann Telles, a Brazilian citizen (“Mr. Telles” and, together with BRC, Mr. Lemann and Mr. Sicupira, the “Reporting Persons”), relating to the common shares, without par value (the “AmBev Common Shares”), of Companhia de Bebidas das Américas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts.  The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4th floor, 04530-001, São Paulo, SP, Brazil.

Item 2. Identity and Background.

This Item 2 is hereby amended and supplemented as follows:

The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of BRC and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A to this Amendment No. 8.

Item 3. Source and Amount of Funds or other Consideration.

Item 3 is amended and supplemented by adding the following:

The Reporting Persons understand that from June 17, 2005 through March 24, 2006, Fundação acquired 699,960,000 AmBev Common Shares in open market purchases on the São Paulo Stock Exchange (BOVESPA) for an aggregate purchase price of $216,359,204.38. The Reporting Persons understand that the source of the funding for the purchase of AmBev Common Shares was the general working capital of Fundação.

The table provided by Fundação and attached as Annex B sets forth all transactions with respect to AmBev’s Common Shares effected by Fundação from June 17, 2005 through March 24, 2006 and is incorporated herein by reference.

It is the understanding of the Reporting Persons that on December 20, 2005, former AmBev employees who are currently employees of InBev contributed 14,506,672 AmBev Common Shares and 142,512,153 AmBev preferred shares to a subsidiary of InBev in exchange for 1,603,524 ordinary shares of InBev as part of an employee share swap plan.

On May 31, 2005, the board of directors of AmBev approved a share dividend (the “Share Dividend”) to each shareholder of AmBev at a rate of one AmBev Common Share for every five AmBev preferred shares and/or AmBev Common Shares held by such shareholder on that date.  Pursuant to the Share Dividend, Mr. Telles received 42,609,000 AmBev Common Shares in respect of preferred shares owned by him.

Item 4. Purpose of Transaction.

(a) According to Fundação, Fundação acquired AmBev Common Shares for general investment purposes through regular market transactions in accordance with Fundação’s Individual Investment Program, which provides for the purchase of up to 870,600,000 AmBev Common Shares. A translation of the Individual Investment Program provided by Fundação is attached as Exhibit A-1 hereto and is incorporated herein by reference.

The Reporting Persons understand that consistent with the Individual Investment Program, Fundação plans to continue to acquire up to an additional 170,640,000 AmBev Common Shares from time to time prior to July 11, 2007, the expiration date of the Individual Investment Program, through regular market transactions or otherwise.

In addition, it is the understanding of the Reporting Persons that Fundação may change the Individual Investment Program to acquire more than 870,600,000 AmBev Common Shares, fewer than 870,600,000 AmBev Common Shares or no additional AmBev Common Shares. Following the completion of the Individual Investment Program, Fundação may enter into other Individual Investment Programs or acquire additional AmBev Common Shares otherwise.

In addition, the Reporting Persons are aware that Fundação reserves the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev’s securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by Fundação.

It is the understanding of the Reporting Persons that on December 20, 2005, former AmBev employees who are currently employees of InBev contributed 14,506,672 AmBev Common Shares and 142,512,153 AmBev preferred shares to a subsidiary of InBev in exchange for 1,603,524 ordinary shares of InBev as part of an employee share swap plan.

On May 31, 2005, the board of directors of AmBev approved a share dividend (the “Share Dividend”) to each shareholder of AmBev at a rate of one AmBev Common Share for every five AmBev preferred shares and/or AmBev Common Shares held by such shareholder on that date. Pursuant to the Share Dividend, Mr. Telles received 42,609,000 AmBev Common Shares in respect of preferred shares owned by him.

Item 5. Interest in the Securities of the Issuer.

This Item 5 is hereby amended and supplemented as follows:

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

On July 28, 2005, IIBV and Ambrew executed the Instrument of Accession (the “Instrument of Accession”) to the AmBev Shareholders’ Agreement, dated July 1, 1999, among the Fundação, InBev Brasil and ECAP (the “AmBev Shareholders’ Agreement”). Under the Instrument of Accession, IIBV and Ambrew became parties to the AmBev Shareholders’ Agreement. As a result, IIBV and Ambrew are bound by and subject to the terms of the AmBev Shareholders’ Agreement.

The Instrument of Accession is attached as Exhibit B to this Schedule 13D and is hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

Item 6. Material to Be Filed as Exhibits.

Exhibit No.	Description

A-1.	Individual Investment Program (English Translation).

A-2.	Individual Investment Program (Original in Portuguese).

B.	Instrument of Accession to the Shareholders’ Agreement of AmBev dated July 28, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2006

BRC S.Á.R.L.

By:	/s/
Name: Carlos Alberto da Veiga Sicupira
Title: Director

By:	/s/
Name: Roberto Moses Thompson Motta
Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2006

JORGE PAULO LEMANN

By:	/s/

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2006

CARLOS ALBERTO DA VEIGA SICUPIRA

By:	/s/

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 26, 2006

MARCEL HERRMANN TELLES

By:	/s/

EXHIBIT INDEX

Exhibit No.	Description

A-1.	Individual Investment Program (English Translation).

A-2.	Individual Investment Program (Original in Portuguese).

B.	Instrument of Accession to the Shareholders’ Agreement of AmBev dated July 28, 2005.

Annex A

Information Required as to Directors of BRC S.à.R.L.*

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Ownership of Common Shares of AmBev
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, nº 1.017, 3º andar cjs. 31 e 32 04530-001, São Paulo, SP, Brazil	Director of BRC, InBev and AmBev	42,609,006
Jorge Paulo Lemann	Brazil	Rua Dr. Renato Paes de Barros, nº1017, 15º andar, São Paulo, SP, Brazil	Director of BRC, InBev and AmBev	12
Carlos Alberto da Veiga Sicupira	Brazil	Rua Dr. Renato Paes de Barros, nº1017, 15º andar, São Paulo, SP, Brazil	Director of BRC, InBev and AmBev	6
Roberto Moses Thompson Motta	Brazil	Rua Dr. Renato Paes de Barros, nº1017, 15º andar, São Paulo, SP, Brazil	Director of BRC and InBev; member of the Board of Directors of Quinsa and QIB	20
Alex Schmitt	Luxembourg	44 Rue de la Vallée 2661 Luxembourg (Luxembourg)	Partner of Bonn Schmitt Steichen; director of BRC	None

* BRC currently has no executive officers.

Annex B

Common Shares Acquired by Fundação
Date	Amount	Price per Thousand (R$)	Total Price Paid (R$)	Price per Thousand (US$)*	Total Price Paid (US$)*
6/17/2005	50,000	590.50	29,525.00	247.35	12,367.53
6/17/2005	50,000	591.00	29,550.00	247.56	12,378.00
6/17/2005	10,000	591.20	5,912.00	247.64	2,476.44
6/17/2005	50,000	591.50	29,575.00	247.77	12,388.47
6/17/2005	100,000	592.25	59,225.00	248.08	24,808.36
6/17/2005	10,000	592.47	5,924.70	248.18	2,481.76
6/17/2005	50,000	592.50	29,625.00	248.19	12,409.42
6/17/2005	100,000	592.51	59,251.00	248.19	24,819.25
6/20/2005	330,000	593.00	195,690.00	248.59	82,033.12
6/20/2005	10,000	592.99	5,929.90	248.58	2,485.81
6/20/2005	40,000	588.99	23,559.60	246.90	9,876.17
6/20/2005	10,000	588.99	5,889.90	246.90	2,469.04
6/23/2005	260,000	598.00	155,480.00	249.87	64,967.41
6/23/2005	100,000	598.50	59,850.00	250.08	25,008.36
6/23/2005	200,000	599.00	119,800.00	250.29	50,058.50
6/24/2005	50,000	582.20	29,110.00	243.83	12,191.65
6/24/2005	200,000	586.00	117,200.00	245.42	49,084.89
6/24/2005	1,420,000	587.99	834,945.80	246.26	349,686.23
6/24/2005	2,470,000	588.00	1,452,360.00	246.26	608,267.37
6/24/2005	590,000	588.01	346,925.00	246.27	145,297.11
6/24/2005	460,000	590.00	271,400.00	247.10	113,665.87
6/28/2005	100,000	586.97	58,697.00	247.73	24,772.94
7/5/2005	10,000	600.86	6,008.60	253.87	2,538.70
7/5/2005	40,000	605.01	24,200.40	255.62	10,224.95
7/5/2005	420,000	606.00	254,520.00	256.04	107,537.60
7/5/2005	3,000,000	606.01	1,818,030.00	256.05	768,138.41
7/5/2005	12,500,000	607.00	7,587,500.00	256.46	3,205,805.31
7/6/2005	100,000	590.00	59,000.00	246.85	24,685.16
7/6/2005	3,000,000	595.00	1,785,000.00	248.94	746,830.68
7/11/2005	960,000	596.00	572,160.00	253.60	243,451.62
7/12/2005	7,460,000	594.00	4,431,240.00	254.36	1,897,503.53
7/14/2005	4,260,000	597.01	2,543,262.60	254.77	1,085,333.76
7/14/2005	11,000,000	597.99	6,577,890.00	255.19	2,807,105.36
7/15/2005	10,000	590.05	5,900.50	251.87	2,518.68
18-Jul	20,000	590.05	11,801.00	258.00	5,160.03
7/22/2005	370,000	590.00	218,300.00	248.31	91,873.24
7/22/2005	20,000	590.01	11,800.20	248.31	4,966.21
7/22/2006	80,000	591.00	47,280.00	258.42	20,673.37
7/22/2007	800,000	592.00	473,600.00	258.85	207,083.52
7/22/2008	3,350,000	595.00	1,993,250.00	260.17	871,556.62
7/25/2005	120,000	581.00	69,720.00	239.22	28,706.72
7/25/2005	7,900,000	582.00	4,597,800.00	239.63	1,893,111.54
7/25/2005	450,000	582.99	262,345.50	240.04	108,018.90

* All purchases were made in Reais, the Brazilian currency. The amounts listed in this table in U.S. dollars represent convenience translations based on the applicable exchange rate on the day of purchase.

2

Common Shares Acquired by Fundação
Date	Amount	Price per Thousand (R$)	Total Price Paid (R$)	Price per Thousand (US$)*	Total Price Paid (US$)*
7/25/2005	390,000	583.00	227,370.00	240.05	93,617.98
8/12/2005	70,000	610.05	42,703.50	256.78	17,974.37
8/12/2005	10,000,000	615.00	6,150,000.00	258.86	2,588,601.73
8/15/2005	2,100,000	607.00	1,274,700.00	259.16	544,231.92
8/15/2005	2,500,000	607.99	1,519,975.00	259.58	648,951.84
8/15/2005	5,000,000	608.00	3,040,000.00	259.59	1,297,925.03
8/19/2005	100,000	600.05	60,005.00	246.77	24,677.17
8/19/2005	20,000	602.00	12,040.00	247.57	4,951.47
8/19/2005	80,000	603.57	48,285.60	248.22	19,857.54
8/19/2005	250,000	603.60	150,900.00	248.23	62,057.90
8/19/2005	300,000	604.00	181,200.00	248.40	74,518.84
8/22/2005	20,000	605.05	12,101.00	251.81	5,036.21
8/23/2005	100,000	605.01	60,501.00	251.07	25,107.27
8/23/2005	100,000	606.00	60,600.00	251.48	25,148.36
8/24/2005	60,000	604.00	36,240.00	249.23	14,953.58
8/24/2005	130,000	604.79	78,622.70	249.55	32,441.80
8/24/2005	190,000	604.80	114,912.00	249.56	47,415.72
8/24/2005	3,370,000	605.00	2,038,850.00	249.64	841,283.27
8/30/2005	1,170,000	600.00	702,000.00	251.46	294,203.93
8/30/2005	1,400,000	600.03	840,042.00	251.47	352,056.49
9/30/2005	4,000,000	665.00	2,660,000.00	299.25	1,197,011.97
10/3/2005	10,100,000	678.00	6,847,800.00	303.51	3,065,401.32
10/3/2005	50,000	677.00	33,850.00	303.06	15,152.87
10/6/2005	210,000	662.00	139,020.00	289.26	60,744.56
10/6/2005	1,000,000	664.00	664,000.00	290.13	290,133.71
10/6/2005	2,380,000	665.00	1,582,700.00	290.57	691,558.16
10/6/2005	10,000	665.03	6,650.30	290.58	2,905.84
10/6/2005	810,000	665.10	538,731.00	290.61	235,397.62
10/7/2005	310,000	663.79	205,774.90	293.32	90,930.14
10/7/2005	100,000	663.80	66,380.00	293.33	29,332.74
10/7/2005	5,890,000	664.00	3,910,960.00	293.42	1,728,219.18
10/7/2005	10,000,000	670.00	6,700,000.00	296.07	2,960,671.67
10/10/2005	6,600,000	674.99	4,454,934.00	301.55	1,990,231.42
10/13/2005	18,000,000	675.00	12,150,000.00	301.55	5,427,984.27
10/13/2005	18,410,000	650.00	11,966,500.00	287.27	5,288,593.27
10/13/2005	30,000	644.00	19,320.00	284.62	8,538.47
10/13/2005	2,000,000	645.00	1,290,000.00	285.06	570,115.35
10/13/2005	2,000,000	649.99	1,299,980.00	287.26	574,526.01
10/13/2005	21,000,000	650.00	13,650,000.00	287.27	6,032,615.90
10/14/2005	10,400,000	635.00	6,604,000.00	282.08	2,933,676.87
10/14/2005	11,000,000	640.00	7,040,000.00	284.31	3,127,359.96
10/17/2005	47,250,000	635.00	30,003,750.00	284.09	13,423,295.45
11/9/2005	500,000	664.00	332,000.00	305.75	152,875.63
11/9/2005	250,000	665.00	166,250.00	306.21	76,552.93
11/9/2005	4,000,000	665.50	2,662,000.00	306.44	1,225,767.83
11/9/2005	500,000	667.00	333,500.00	307.13	153,566.33
11/9/2005	100,000,000	668.50	66,850,000.00	307.82	30,782,336.42
11/17/2005	1,670,000	693.00	1,157,310.00	316.93	529,273.76
11/18/2005	60,000	702.00	42,120.00	316.40	18,984.09

3

Common Shares Acquired by Fundação
Date	Amount	Price per Thousand (R$)	Total Price Paid (R$)	Price per Thousand (US$)*	Total Price Paid (US$)*
11/18/2005	350,000	702.95	246,032.50	316.83	110,890.39
11/18/2005	22,080,000	703.00	15,522,240.00	316.85	6,996,096.81
11/23/2005	30,000,000	718.50	21,555,000.00	321.05	9,631,367.29
11/23/2005	15,080,000	723.50	10,910,380.00	323.28	4,875,058.09
11/24/2005	33,610,000	725.00	24,367,250.00	324.09	10,892,825.21
11/24/2005	12,500,000	725.10	9,063,750.00	324.14	4,051,743.41
11/25/2005	8,000,000	728.90	5,831,200.00	326.44	2,611,491.78
11/25/2005	3,180,000	725.00	2,305,500.00	324.69	1,032,513.77
11/25/2005	100,000	722.51	72,251.00	323.57	32,357.47
11/25/2005	50,000	724.86	36,243.00	324.63	16,231.36
11/25/2005	100,000	724.99	72,499.00	324.69	32,468.54
11/25/2005	970,000	728.00	706,160.00	326.03	316,252.41
11/25/2005	30,000	728.89	21,866.70	326.43	9,792.96
11/28/2005	2,000,000	726.50	1,453,000.00	328.82	657,644.61
11/28/2005	2,500,000	727.71	1,819,275.00	329.37	823,424.91
11/28/2005	2,110,000	727.97	1,536,016.70	329.49	695,218.93
11/28/2005	4,440,000	727.99	3,232,275.60	329.50	1,462,965.33
11/28/2005	50,000	728.00	36,400.00	329.50	16,475.06
11/30/2006	100,000,000	736.00	73,600,000.00	333.48	33,348,436.79
1/6/2006	15,410,000	792.00	12,204,720.00	346.31	5,336,563.18
2/2/2006	10,000	755.00	7,550.00	339.94	3,399.37
2/2/2006	30,000	756.90	22,707.00	340.79	10,223.77
2/2/2006	10,000	756.93	7,569.30	340.81	3,408.06
2/2/2006	6,380,000	758.00	4,836,040.00	341.29	2,177,415.58
2/2/2006	28,000,000	763.00	21,364,000.00	343.54	9,619,090.50
2/2/2006	2,800,000	765.00	2,142,000.00	344.44	964,430.44
2/24/2006	450,000	765.70	344,565.00	358.56	161,350.97
2/24/2006	190,000	768.00	145,920.00	359.63	68,330.60
2/24/2006	100,000	768.27	76,827.00	359.76	35,976.12
2/24/2006	5,990,000	768.30	4,602,117.00	359.78	2,155,053.62
3/2/2006	1,420,000	780.00	1,107,600.00	396.07	524,084.41
3/13/2006	11,140,000	770.00	8,577,800.00	360.67	4,017,893.11
3/13/2006	8,049	770.00	6,197.73	360.67	2,903.05
3/13/2006	1,951	729.99	1,508.10	362.07	706.40
3/14/2006	800,000	770.00	616,024.00	362.04	289,634.68
3/20/2006	10,000,000	796.00	7,960,000.00	372.21	3,722,061.16
3/24/2006	470,000	780.10	366,647.00	360.69	169,524.23
3/24/2006	1,130,000	780.16	881,580.80	360.72	407,610.87
3/24/2006	10,000	781.99	7,819.90	361.56	3,615.64
3/24/2006	40,000	782.99	31,319.60	362.03	14,481.04
3/24/2006	10,010,000	783.00	7,837,830.00	362.03	3,623,927.32
Total	699,960,000		482,840,294.53		216,359,204.38